Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION IDENTIFIED IN THIS DOCUMENT MARKED BY ***, HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated effective as of April 1, 2026, is entered into by and between Navitor Pharmaceuticals, Inc., a Delaware corporation (“Navitor”), Navitor Pharmaceuticals, LLC, a Delaware limited liability company (“Navitor Parent,” and, together with Navitor, the “Sellers”), and Supernus Pharmaceuticals, Inc., a Delaware corporation (“Buyer”). Buyer, Navitor and Navitor Parent may each be referred to as a “Party,” or collectively referred to as the “Parties.”

RECITALS

WHEREAS, Buyer is a public, CNS specialty pharmaceutical company with assets in neurology and a late-stage pipeline in psychiatry;

WHEREAS, Sellers Control the Product and the Purchased IP;

WHEREAS, on April 21, 2020, Buyer and Navitor entered into that certain Development and Option Agreement (the “Development Agreement”), pursuant to which (i) Buyer and Navitor jointly conducted a Phase 2b Study (as defined herein) pursuant to a mutually agreed upon development plan, with Buyer providing research and development support activities, and (ii) Navitor granted to Buyer an exclusive option to either license or purchase the Product Intellectual Property (the “Option”);

WHEREAS, after the results of the Phase 2b Study, on May 5, 2025, Buyer and Navitor entered into that certain Binding Memorandum of Understanding (the “MOU”), pursuant to which MOU, (i) Buyer exercised the Option, and (ii) Buyer and Navitor agreed to amend the terms of the Option as contemplated by the Development Agreement, including the waiver of the Initial Acquisition Fee (as defined in the Development Agreement); and

WHEREAS, after review, Buyer has determined to purchase certain assets of the Sellers relating to the Compound rather than the equity of Navitor; and

WHEREAS, this Agreement is the purchase agreement contemplated in the Development Agreement and MOU relating to the sale by Sellers and the purchase by Buyer of certain assets of Sellers.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Defined Terms. The following terms have the meanings specified or referred to in this ARTICLE I:

“Action” means any claim, action, charge, cause of action, demand, lawsuit, arbitration, audit, notice of violation, proceeding, litigation, citation, summons, petition or subpoena of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.05.

“Annual Net Sales” means, with respect to any Calendar Year, the aggregate amount of Net Sales for such Calendar Year.

“Assignment and Assumption Agreement” has the meaning set forth in Section  3.02(a)(iii).

“Assignment of Patents” has the meaning set forth in Section 3.02(a)(iv).

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Bill of Sale” has the meaning set forth in Section 3.02(a)(i).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business.

“Business Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other business representatives of such Person.

“Buyer” has the meaning set forth in the preamble.

“Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercialize” means any and all activities directed to the promotion, marketing, distribution or sale (and offer for sale or import or export for sale or use) for a Product.

“Commercializing” and “Commercialization” have corresponding meanings.

“Commercially Reasonable Efforts” means those efforts and resources commensurate with those efforts commonly used in the pharmaceutical industry by a company of comparable size and resources as Buyer in connection with the Development and Commercialization of a pharmaceutical product of similar commercial potential as a Product and at a similar stage in such product’s lifecycle, taking into account the proprietary position of the Product (including with respect to patent or regulatory exclusivity, intellectual property scope, subject matter and coverage), safety and efficacy, Product profile, the competitiveness of other products in development and/or in the marketplace, the regulatory status and approval process, anticipated or approved labeling, market potential, the profitability of the Product (including pricing and reimbursement status), and other relevant technical, legal, scientific or medical factors.

“Compound” means a compound having the structure set forth below (also known as NV-5138 or SPN-820), including any analogs, isomers, esters, salts, hydrates, solvates, and solid forms, including crystalline forms, thereof, including whether or not as the sole active ingredient.

***

“Computer Systems” means any of, or combination of, the owned and Third Party computer software, computer firmware, computer hardware (whether general or special purpose), telecommunications capabilities (including voice, data or video networks), networks, peripherals, platforms, computer systems, accounts with and subscriptions to Third Party databases, SaaS systems and the like, and other similar or related items of any automated, computerized or software system and any other network, system, resource or related service used by Sellers in connection with the ownership, use, or Exploitation of the Compound or any Product.

“Contracts” means all legally binding written contracts, leases, mortgages, licenses, consent to use agreements, instruments, notes, commitments, undertakings, indentures and other agreements.

“Control” or “Controlled” means with respect to any *** or *** or other intellectual property right, the legal authority or right (whether by ownership, license or otherwise) of a Person to grant a license or a sublicense of or under such ***, *** or other intellectual property right to another Person, without breaching the terms of any agreement with, or misappropriating the proprietary or trade secret information of, or requiring the consent of, a Third Party.

“Cover”, “Covering” or “Covered” means with respect to a product, technology, process or method, that in the *** of *** of or a *** granted under (a) a claim of an issued patent that has not expired or been abandoned, or been revoked, held invalid or unenforceable by a patent office, court or other governmental agency of competent jurisdiction in a final and non-appealable judgment (or judgment from which no appeal was taken within the allowable time period) and that is not admitted to be invalid or unenforceable through reissue, disclaimer or otherwise (i.e., only to the extent the subject matter is disclaimed or is sought to be deleted or amended through reissue); or (b) a claim of a pending patent application that was filed in good faith and has not been (i) abandoned, finally rejected or expired without the possibility of appeal or refiling, or (ii) pending for more than seven (7) years since such claim was first presented in unamended form (each, a “Valid Claim”), the Exploitation of such product, technology, process or method would infringe such Valid Claim (or, in the case of a Valid Claim that has not yet issued, would infringe such a claim then existing if it were to be issued as a Valid Claim).

“Development” means discovery and research activities and any and all development activities, including non-clinical, preclinical and clinical trials, post approval studies, supporting manufacturing, production process development and formulation and related regulatory activities, directed to obtaining and maintaining Regulatory Approval for a product. “Develop” and “Developing” have corresponding meanings.

“Development Agreement” has the meaning set forth in the Recitals. “Direct Claim” has the meaning set forth in Section 7.05(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Sellers and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, mortgage, security interest, deed of trust, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Excluded Assets” has the meaning set forth in Section 2.02. “Excluded Liabilities” has the meaning set forth in Section 2.03.

“Exploit” means to make, have made, import, have imported, use, sell or offer for sale, including to ***, register, hold or keep (whether for disposal or otherwise), have used, export, have exported, transport, distribute, promote, market, have sold, have offered for sale, or otherwise exploit. “Exploitation” means the act of ***.

“FDA” means the United States Food and Drug Administration and all divisions under its direct control or any successor organizations.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, as amended, and its respective implementing orders and regulations, or any similar Law.

“Fraud” means common law fraud under the Laws of the State of Delaware that is intentional or made with actual knowledge or with a reckless disregard of the truth with respect to the making of the representations and warranties contained in this Agreement or in any Transaction Document.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

“Healthcare Laws” means, to the extent applicable, all Laws relating to research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storing, distribution, approval, labeling, marketing, promotion, pricing, third-party reimbursement or sale of drugs, including (i) the FDCA; (ii) any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act); (iii) all comparable state, local or foreign Laws; and (iv) the rules and regulations promulgated pursuant to (i)-(iii) above.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the HIPAA Final Omnibus Rule issued on January 17, 2013, and all associated rules and regulations, and all similar Canadian laws and any other applicable non-U.S. Laws.

“Indemnified Party” has the meaning set forth in Section 7.04.

“Indemnifying Party” has the meaning set forth in Section 7.04.

“Independent Accountant” has the meaning set forth in Section 2.05.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world including: (a) registered and unregistered trademarks, service marks, trade names, trade dress, and similar indicia of source of origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) registered and unregistered copyrights and all registrations and applications for registration thereof; (c) trade secrets; (d) Patents; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.

“Intellectual Property Registrations” means any Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names, and copyrights, issued and reissued Patents and pending applications for any of the foregoing.

“Inventory” has the meaning set forth in Section 2.01(b).

“Know-How” means all information, materials and know-how including technology, experience, discoveries, improvements, enhancements, modifications, processes, formulae, data (including all preclinical, clinical, toxicological and pharmacological data), proprietary information and applicable trade secrets.

“Knowledge of the Sellers” or any other similar knowledge qualification, means the actual knowledge, after reasonable due inquiry, of *** and ***.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute, contingent or threatened, accrued or unaccrued, matured or unmatured, or otherwise.

“Losses” or “Losses” means losses, damages, Liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and court costs, the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Manufacture,” “Manufacturing” or any derivative thereof means, with respect to a particular active pharmaceutical ingredient, excipient, other ingredient, or product as a whole, all steps in propagation or manufacture and preparation of the foregoing, including the manufacturing, processing, filling, formulating, testing (including in-process testing), packaging, labeling, holding and storing, quality control testing and release of the foregoing.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the value of the Purchased Assets, or (b) the ability of Sellers to consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Sellers operate; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) the public announcement, pendency or completion of the transactions contemplated by this Agreement; (vii) any changes in applicable Laws; or (viii) any epidemics, pandemics, disease outbreaks, or other public health emergencies.

“Milestone” has the meaning set forth in Section 2.04.

“Milestone Payment” has the meaning set forth in Section 2.04.

“MOU” has the meaning set forth in the Recitals.

“NDA” means a new drug application for a drug filed in accordance with 21 C.F.R. Part 314.

“NDA Approval” means Regulatory Approval from by the FDA of an NDA for a Product.

“Net Sales” means the gross amount invoiced for Sales of Products less all applicable deductions from such gross sales, all as determined in accordance with standard practices for other pharmaceutical products and consistent with the customary practices in the pharmaceutical industry, consistently applied, and which, as applicable, are actually incurred, allowed, accrued, or specifically allocated, including:

(a)            cash discounts, quantity discounts, prompt payment discounts, promotional discounts, stocking, or other promotional allowances;

(b)            Sales and excise Taxes, customs levies and any other duties or Taxes and shipping, freight, and transportation costs (including insurance costs), all to the extent added to the Sale price and paid and not refundable in accordance with applicable Law (but not including Taxes assessed against the income derived from such Sale);

(c)            returns, recalls and returned goods refunds, credits and allowances;

(d)            retroactive corrections, including price adjustments (including those on customer inventories following price changes) and corrections for billing errors or shipping errors;

(e)            chargebacks, rebates, administrative fees, any other allowances (including shelf stock adjustments, slotting allowances and inventory price adjustments) actually granted or allowed to any Person, including group purchasing organizations, managed health care organizations, and to governments, including their agencies, or to trade customers, in each case that are not Affiliates of Buyer, and that are directly attributable to the Sale of a Product;

(f)            rebates and similar payments made with respect to sales paid for by Federal or state Medicaid, Medicare, or similar state program in the United States (including Medicaid and Supplemental State program rebates, Medicare Part D “Donut Hole” Coverage Gap rebates); and

(g)            redistribution center (RDC) fees, information service agreement (ISA) fees, and like fees that are customary in the industry that are passed from wholesalers, retailers, distributors, and other customers back to Buyer.

For the sake of clarity, all such deductions represent reductions to the gross amount invoiced for Sales of Products by Buyer or its Affiliates to Third Parties in accordance with U.S. GAAP or in the case of non-United States Sales, other applicable accounting standards (consistently applied).

“Offset Amount” has the meaning set forth in Section 7.06.

“Option” has the meaning set forth in the Recitals.

“Party” and “Parties” have the meanings set forth in the preamble.

“Patents” means (a) all patents and patent applications (provisional and non-provisional), including all analog statements contained therein, in each case anywhere in the world, including Patent Cooperation Treaty (“PCT”) applications, (b) all divisionals, continuations, continuations in-part thereof, or any other patent application claiming priority, or entitled to claim priority, directly or indirectly to (i) any such patents or patent applications or (ii) any patent or patent application from which such patents or patent applications claim, or is entitled to claim, direct or indirect priority, and (c) all patents issuing on any of the foregoing anywhere in the world (including from PCT applications), together with all registrations, reissues, re-examinations, patents of addition, utility models or designs, renewals, substitutes, supplemental protection certificates, or extensions of any of the foregoing and counterparts thereof anywhere in the world.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, approvals, and consents required to be obtained from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Information” means all “personal data,” “personal information,” “personally identifiable information,” “PII,” or any similar type of information that is subject to any Privacy Requirements, including without limitation personally identifiable health information from any clinical trial participants.

“Phase 2b Study” means a human clinical study of a Product, the principal purpose of which is a determination of safety and efficacy in the target patient population, as described in 21 C.F.R. 312.21(b) (as amended or any replacement thereof).

“Phase 3 Study” means a human clinical study of a Product that incorporates FDA accepted endpoints for confirmation of statistical significance of efficacy and safety with the aim to generate data and results that can be submitted to obtain Regulatory Approval as described in 21 C.F.R. 312.21(c) (as amended or any replacement thereof), or a similar clinical study prescribed by the Regulatory Authority in a country other than the United States.

“Privacy Requirements” means all applicable Laws and contractual requirements in all relevant jurisdictions concerning the privacy, security, collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any personal information by either Seller and each Seller’s privacy policies and the requirements of any Contract or codes of conduct to which such Seller is a party.

“Product” means any product containing the Compound.

“Product Intellectual Property” means all Product Patents, Product Know-How, and all other Intellectual Property that in each case are Controlled by Sellers and related to the Compound or any Product or the Exploitation thereof in any way whatsoever.

“Product Intellectual Property Registrations” has the meaning set forth in Section 4.06(a).

“Product Know-How” means any and all Know-How that is necessary or reasonably useful to Exploit the Compound or any of the Products and is Controlled by either Seller as of the Closing.

“Product Patents” means any and all Patents that Cover the Compound or any of the Products or the Exploitation thereof and, in each case, are Controlled by either Seller or any of their Affiliates.

“Purchase Price” has the meaning set forth in Section 2.04.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Purchased IP” has the meaning set forth in Section 4.06(a).

“Regulatory and Clinical Materials” means: (i) regulatory applications, submissions and approvals (including all investigational new drug applications (“INDs”), NDAs, applications, and foreign counterparts thereof) (and any supplements or amendments thereto) that relate to Compound or any Product; (ii) any notifications, communications, correspondence, minutes of meetings or telephone conversations, registrations, letters of authorization for master files, or other filings made to, received from or otherwise conducted with FDA and other Governmental Authorities; (iii) records and other materials maintained to comply with applicable Healthcare Laws (e.g., regarding good laboratory practice, good clinical practice and good manufacturing practice, as applicable); (iv) preclinical, nonclinical and clinical research data, results, outcomes, laboratory books or databases, information regarding adverse events, side effects, toxicity and safety, notes, reports and other information (excluding in all cases the medical records of any human research subjects) collected, generated or derived directly from the conduct of any study of any Product, and (v) records that are necessary in order to obtain and maintain Permits or approvals from Governmental Authorities under applicable Healthcare Laws for the research, development, testing, production, manufacture, transfer, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of drugs and all amendments, supplements, supporting files, data, studies, and reports relating thereto (in hard and electronic form) and all technical and other information contained therein, and all correspondence with the FDA and other Governmental Authorities relating to the foregoing, that, in each case, are in the possession of or are Controlled by any Seller.

“Regulatory Approval” means any and all approvals, licenses, registrations or authorizations of any Regulatory Authority, necessary to commercially manufacture, distribute, sell or market a product in a country.

“Regulatory Authority” means any national, supranational, regional, state or local regulatory agency, department, bureau, commission, council or other Governmental Authority (including the FDA and the European Medicines Agency, and any successor or replacement agency, and any other agencies in any country) regulating or otherwise exercising authority with respect to the Exploitation of pharmaceutical products.

“Related Party” has the meaning set forth in Section 4.14.

“Relevant Contracts” has the meaning set forth in Section 4.05.

“Restricted Business” means any business that develops, Exploits, Manufactures, sells or licenses any compound or product in the field of mental health disorders that positively modulates mTORC1 activity as its principal mechanism of action.

“Sale” shall mean any arms-length transaction to a Third Party purchaser with respect to a country, after Regulatory Approval in such country, in exchange for cash or some equivalent to which value can be assigned. A Sale of a Product will be deemed to have been made on the date on which Buyer, its Affiliates or its sublicensees receive value for such Product.

“Sellers” has the meaning set forth in the preamble.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Third Party” shall mean any entity other than Sellers or Buyer and their respective Affiliates.

“Third-Party Claim” has the meaning set forth in Section 7.05(a).

“Transaction Documents” has the meaning set forth in Section 3.02(a)(iv).

“Whitehead Letter” has the meaning set forth in Section 6.08.

“Whitehead License” means that certain Exclusive Patent License Agreement, dated effective as of November 30, 2015, by and between Whitehead Institute for Biomedical Research, a Delaware corporation (“Whitehead”), and Navitor, as amended by that certain First Amendment, effective as of March 5, 2018, that certain Second Amendment, effective as of July 1, 2022, and that certain Third Amendment, effective as of April 1, 2026, attached hereto as Exhibit F.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Sellers shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Sellers, free and clear of any Encumbrances, all of Sellers’ right, title and interest in the assets set forth below (collectively, the “Purchased Assets”):

(a)            all Purchased IP, including, without limitation, the Purchased IP listed on Section 4.06(a) of the Disclosure Schedules;

(b)            all starting materials, excipients, raw materials, drug substance, master cell banks, working cell banks, cell lines, process consumables, vials, stoppers, syringes, media, feed, resins, reagents, packaging and labeling components, and all other supplies of any kind used in connection with manufacturing, packaging and shipping any Product (the “Inventory”);

(c)            all Regulatory and Clinical Materials;

(d)            all Transferred Permits;

(e)            all electronic files and records relating to the Compound;

(f)            all of Sellers’ rights under warranties, indemnities and all similar rights against Third Parties to the extent related to any of the foregoing;

(g)            all rights to receive mail and other communications related to the Compound or any Product; and

(h)            all goodwill relating to any of the foregoing.

Section 2.02 Excluded Assets. Other than the Purchased Assets subject to Section 2.01, Buyer expressly understands and agrees that it is not purchasing or acquiring, and Sellers are not selling or assigning, any other assets or properties of Sellers, and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). For the avoidance of doubt, Excluded Assets include the Whitehead License, the PATENT RIGHTS, TANGIBLE PROPERTY, and KNOW-HOW (as such terms are defined in the Whitehead License) and any other rights granted to Navitor under the Whitehead License except to the extent specifically provided in the Whitehead Letter.

Section 2.03 Assumed Liabilities; Excluded Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only those Liabilities of the Sellers arising under the Purchased Assets arising after the Closing Date (collectively, the “Assumed Liabilities”), and no other Liabilities; provided, however, that the Assumed Liabilities shall not include any Liabilities (A) arising from or relating to any Relevant Contract, (B) arising from or relating to any event, circumstance or condition occurring or existing on or prior to or after the Closing Date that, with notice or lapse of time or both, would constitute or result in a breach by Sellers of any Relevant Contract, (C) arising from any violation of Laws, breach of warranty, tort or infringement or other condition, fact or circumstance existing or occurring on or before the Closing Date, or (D) arising from or related to any Excluded Asset (the “Excluded Liabilities”). Other than the Assumed Liabilities, Buyer shall not assume any liabilities or obligations of Liabilities of Sellers or any of their Affiliates, and Sellers shall, and shall cause each of their Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy.

Section 2.04 Purchase Price. As consideration for the Purchased Assets, Buyer shall (i) effect and complete one (1) Phase 2b Study, the design and endpoints to be determined in Buyer’s sole discretion, which will be conducted at such time and in such manner in Buyer’s sole discretion, and (ii) make the following one-time milestone payments (each, a “Milestone Payment”) (the “Purchase Price”) shall equal the total of the following to Sellers upon the achievement of the corresponding milestone events (each, a “Milestone”) set forth below:

(a)            *** upon Buyer’s completion of two positive (2) Phase 3 Studies that meet or otherwise satisfy the endpoints demonstrating the safety and clinical efficacy of a Product that the FDA agrees will be sufficient to support submission of an NDA, payable within ten (10) Business Days from Buyer’s public announcement of such achievement;

(b)            *** upon the FDA’s acceptance of an NDA filing for a Product, payable within ten (10) Business Days from Buyer’s announcement of its receipt of the FDA’s acceptance of such NDA filing;

(c)            *** upon the NDA Approval, payable within ten (10) Business Days from Buyer’s announcement of receipt of Regulatory Approval for a Product from the FDA;

(d)            *** upon Regulatory Approval for a Product by any Regulatory Authority in *** (whichever occurs first, but only upon receipt of the first such Regulatory Approval), payable within ten (10) Business Days from Buyer’s announcement of receipt of Regulatory Approval for a Product in ***;

(e)            a *** of *** upon Buyer receiving *** in Annual Net Sales of Products, payable within ten (10) Business Days after Buyer’s release of its annual financial statements for the applicable Calendar Year in which the Milestone has been achieved;

(f)            a *** payment of *** upon Buyer receiving *** in Annual Net Sales of Products, payable within ten (10) Business Days after Buyer’s release of its annual financial statements for the applicable Calendar Year in which the Milestone has been achieved; and

(g)            a *** payment of *** upon Buyer receiving *** in Annual Net Sales of Products, payable within ten (10) Business Days after Buyer’s release of its annual financial statements for the applicable Calendar Year in which the Milestone has been achieved.

Buyer shall promptly inform Sellers of the achievement of each Milestone by Buyer or any of its Affiliates. In the event that the development of a Product permits Buyer to skip a Milestone for which a Milestone Payment would have otherwise been due, upon the achievement of the next Milestone for such Product, such skipped Milestone shall be deemed to have been achieved, and in addition to the Milestone Payment for such next Milestone Buyer shall pay to Sellers the amount due for the skipped Milestone which shall be deemed achieved. The Sellers agree that any Milestone Payment may be reduced pursuant to the provisions of Section 7.06. Buyer may, and the Sellers hereby agree and consent to, provide notice of the achievement of each Milestone and of the payment of any corresponding Milestone Payment to Whitehead. Buyer shall use Commercially Reasonable Efforts to achieve each Milestone set forth in Section 2.04(a) through (g); provided, however, that Buyer shall not be obligated to use Commercially Reasonable Efforts or any efforts to achieve any Milestone, and all of Buyer’s obligations under this Agreement with respect to the Commercialization of the Compound or any Product shall cease, upon Buyer’s completion of the Phase 2 Study and determination, in Buyer’s sole reasonable discretion, that the Phase 2 Study was not successful.

Notwithstanding anything to the contrary in this Agreement, (i) the right of Sellers to receive the Milestone Payments may be assigned to any third party and (ii) the Sellers will be able to enter into a monetization transaction with respect to any of the Milestone Payments, provided in each case that (y) the rights of any assignee or monetization counterparty shall be subject to Buyer’s rights of offset under this Agreement, and (z) with the prior consent of Buyer, which consent will not be unreasonably withheld.

From and after the Closing Date, Buyer shall provide to the Sellers, within 90 days of the end of each calendar year, a reasonably detailed written report of its activities and progress toward achievement of the Milestones during the immediately preceding twelve (12) month period (and, for the first such report, since the Closing Date), including information concerning status of any proposed or current clinical Development of the Product (including all proposed indications for which Development is being sought), results of relevant clinical trials and Development, and any current or planned Regulatory Approvals being sought and the status of such prospective Regulatory Approvals, including projected timelines (the “Milestone Reports”). At least once annually upon written request from Sellers, Buyer agrees to meet with an appropriate representative of the Sellers on such date as and time to be agreed upon by Buyer and the Sellers and during normal business hours for the purposes of discussing the Milestone Reports. Notwithstanding the foregoing, Buyer’s obligations to prepare and deliver a Milestone Report and to meet with Sellers as set forth in this paragraph shall cease upon Buyer’s notice to Sellers that, in Buyer’s sole reasonable discretion, that the Phase 2 Study was not successful; provided, however, that Buyer shall (i) provide a Milestone Report and readout with respect to such Phase 2 Study and (ii) meet with *** (or if *** is not available, another representative of the Sellers reasonably acceptable to Buyer) on such date as and time to be agreed upon by Buyer and the Sellers and during normal business hours for the purposes of reviewing such final Milestone Report.

Section 2.05 Allocation of Purchase Price. Sellers and Buyer agree that the Purchase Price and the Assumed Liabilities (plus other relevant items) shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Buyer in accordance with the methodology set forth on Exhibit D and delivered to Sellers within 60 days following the Closing Date. If Sellers notifies Buyer in writing that Sellers objects to one or more items reflected in the Allocation Schedule, Sellers and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Sellers and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within 30 days following the Closing Date, Buyer and Seller shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than Seller’s accountants or Buyer’s accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall determine the Allocation Schedule. The Independent Accountant shall only decide the specific items under dispute in the Allocation Schedule. The fees and expenses of the Independent Accountant shall be borne on an item-by-item basis by the party that does not prevail with regard to such item. Buyer and Sellers shall file all Tax returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule.

Section 2.06 Non-assignable Assets.

(a)            Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.06, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset would result in a violation of applicable Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a Party to this Agreement (including any Governmental Authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof; and that the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. Following the Closing, Sellers and Buyer shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to assign such Purchased Asset to Buyer so that Buyer shall be solely responsible for such Liabilities and obligations with respect to such Purchased Asset from and after the Closing Date; provided, however, that (y) neither Sellers nor Buyer shall be required to pay any consideration therefor, and (x) if any third-party expense is required to be paid, Buyer shall advance the amount, which amount shall become an Offset Amount and Buyer may offset the same against any future Milestone Payments payable by Buyer under this Agreement. Once such consent, authorization, approval, waiver, release, substitution or amendment is obtained, Sellers shall sell, assign, transfer, convey and deliver to Buyer the relevant Purchased Asset to which such consent, authorization, approval, waiver, release, substitution or amendment relates for no additional consideration. Applicable sales, transfer and other similar Taxes in connection with such sale, assignment, transfer, conveyance or license shall be paid by Buyer in accordance with Section 6.05.

(b)            To the extent that any Purchased Asset and/or Assumed Liability cannot be transferred to Buyer following the Closing pursuant to this Section 2.06, Buyer and Sellers shall (at the expense of the Party incurring such expense, provided that Buyer will advance the amount of any expense incurred by Sellers, which amount shall become an Offset Amount and Buyer may offset the same any future Milestone Payments payable by Buyer under this Agreement) use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset and/or Assumed Liability to Buyer as of the Closing and the performance by Buyer of its obligations with respect thereto. Buyer shall, as agent or subcontractor for Sellers pay, perform and discharge fully the Liabilities and obligations of Sellers thereunder from and after the Closing Date. To the extent permitted under applicable Law, Sellers shall, at Buyer’s expense, hold in trust for and pay to Buyer promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by Sellers to the extent related to such Purchased Asset in connection with the arrangements under this Section 2.06. Notwithstanding anything herein to the contrary, the provisions of this Section 2.06 shall not apply to any consent or approval required under any antitrust, competition or trade regulation Law.

ARTICLE III
CLOSING

Section 3.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) concurrently with the execution of this Agreement by the Parties. The date on which the Closing is to occur is herein referred to as the “Closing Date.”

Section 3.02 Closing Deliverables.

(a)            At the Closing, Sellers shall deliver to Buyer the following:

(i)            the Whitehead Letter duly executed by Whitehead and Navitor;

(ii)           a bill of sale in the form of Exhibit A hereto (the “Bill of Sale”) and duly executed by Sellers;

(iii)          an assignment and assumption agreement in the form of Exhibit B hereto (the “Assignment and Assumption Agreement”) and duly executed by Sellers;

(iv)          an assignment of Patents in the form of Exhibit C hereto (the “Assignment of Patents” and, together with this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, and the other agreements, instruments and documents required to be delivered at the Closing, the “Transaction Documents”), duly executed by Sellers;

(v)           letters to the FDA notifying the FDA of the change in ownership of the Purchased Assets, specifically of those pending Investigational New Drug Applications Nos. ***, to Buyer, in form and substance reasonably satisfactory to Buyer, duly executed by Sellers;

(vi)          a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that neither Seller is a foreign person within the meaning of Section 1445 of the Code duly executed by each Seller;

(vii)        a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Seller certifying as to (y) resolutions of the board of directors and stockholders or managers and members of the Sellers (as applicable), duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (z) the names and signatures of the officers of each Seller authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder;

(viii)       such other customary instruments of transfer, assumption filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement; and

(ix)          possession and control of the Purchased Assets.

(b)            At the Closing, Buyer shall deliver to Sellers the following:

(i)            a countersignature to the Assignment and Assumption Agreement with respect to Sellers duly executed by Buyer;

(ii)           an Assignment of Patents, duly executed by Buyer; and

(iii)          a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Buyer certifying as to (y) the resolutions of the board of directors of Buyer, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; and (z) the names and signatures of the officers of Buyer authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder; and

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedules, each Seller represents and warrants to Buyer, jointly and severally, that the statements contained in this ARTICLE IV are true and correct as of the date hereof. The Disclosure Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE  IV. The disclosures in any section or subsection of the Disclosure Schedules corresponding to any section or subsection of this ARTICLE IV shall qualify the representations and warranties made in such section or subsection and other sections and subsections in this ARTICLE IV if indicated by cross-references to such other sections and subsections or if the applicability of such disclosure to any other applicable representation or warranty is readily apparent from the text of such disclosure.

Section 4.01 Organization and Qualification of Sellers. Each Seller is duly organized, validly existing and in good standing under the Laws of the state of its incorporation or organization. Each Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership or operation of the Purchased Assets makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

Section 4.02 Authority of Sellers. Each Seller has all necessary corporate or limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which such Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Seller of this Agreement and any other Transaction Document to which such Seller is a party, the performance by each Seller of its obligations hereunder and thereunder and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of such Seller. This Agreement has been duly executed and delivered by each Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each other Transaction Document to which each Seller is or will be a party has been duly executed and delivered by such Seller (assuming due authorization, execution and delivery by each other Party thereto), such Transaction Document will constitute a legal and binding obligation of such Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 4.03 No Conflicts; Consents. The execution, delivery and performance by each Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation, certificate of formation, or limited liability company agreement, as applicable, of such Seller; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to such Seller or the Purchased Assets; or (c) result in the creation or imposition of any Encumbrances on the Purchased Assets. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to either Seller in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.04 Title to Assets. Sellers have good and valid title to all of the Purchased Assets. All such Purchased Assets are free and clear of Encumbrances.

Section 4.05 Relevant Contracts. “Relevant Contracts” means any and all Contracts (including all amendments and modifications thereto), other than the Whitehead License, to which any of the Sellers is a party and (a) related in any way to, is relevant to, or restricts in any way, the ability to Exploit the Compound or any Product, (b) that is a collaboration with any Third Party (other than Buyer) with respect to the development, testing, manufacture, or Exploitation of the Compound, and (c) involving in any way the Purchased IP. There are no Relevant Contracts. Sellers have delivered to Buyer a true, correct and complete copy of the Whitehead License. The Whitehead License is in full force and effect, Sellers have complied with all of its obligations thereunder, and is a valid, binding and enforceable obligation of the Sellers, and, to the Knowledge of the Sellers, each of the other parties thereto. Neither Seller (i) is (with or without the lapse of time or the giving of notice, or both) in material breach of the Whitehead License, and to the Knowledge of the Sellers, no other party thereto is in material breach of or default under the Whitehead License, (ii) has received any written notice regarding any actual or alleged violation or breach of or default under, the Whitehead License, or (iii) has any Knowledge that any event has occurred that (with or without the passage of time or giving of notice) would constitute a material breach or default of, or permit termination, modification, acceleration or cancellation of, the Whitehead License or of any material right or liability thereunder. The Whitehead License has not been cancelled or otherwise terminated, and neither of the Sellers has received any written notice from any Person regarding any potential cancellation or termination. Other than the Whitehead License, there are no Contracts (oral or written) that are relevant, necessary, useful, or convenient to Buyer for the Exploitation of the Compound.

Section 4.06 Intellectual Property.

(a)            The “Purchased IP” includes (i) all of the Product Intellectual Property, including all Intellectual Property Registrations relating to the Compound or any Product or the Exploitation thereof (the “Product Intellectual Property Registrations”), (ii) all trademarks or tradenames that are Controlled by Sellers and relating to the Compound or any Product, and (iii) all other Intellectual Property included in the Purchased Assets. None of the Purchased IP is involved in or has been involved in any outstanding Governmental Order, any interference, re-issue, inter-partes review, post-grant review, reexamination, invalidation, cancellation, opposition or similar Action. Neither Seller has received any written or, to the Knowledge of the Sellers, threatened Action challenging the validity, enforceability, scope, inventorship or ownership of any Purchased IP. Section 4.06(a) of the Disclosure Schedules sets forth a complete and accurate list of all Product Intellectual Property Registrations, together with the name of the current owner(s). Sellers are the sole and exclusive owner of all rights, title and interest in and to each of the Product Intellectual Property Registrations owned by Sellers free and clear of all Encumbrances, and the ownership of the entire right, title and interest in and to each of the Product Intellectual Property Registrations owned by Sellers listed in Section 4.06(a) of the Disclosure Schedules is recorded before the applicable patent office or other Governmental Authority solely in the name of either Seller.

(b)            Each Product Intellectual Property Registration is: (A) subsisting; (B) to the Knowledge of the Sellers, valid and enforceable; and (C) has not expired or been cancelled or abandoned, and each Seller has complied with all requirements of any patent office or other Governmental Authority applicable to such Seller (including without limitation any disclosure requirements, payment of filing, examination, renewal and maintenance fees, proofs of working or use, post-registration filing of affidavits of use, and incontestability and renewal applications). All pending patent applications listed in Section 4.06(a) of the Disclosure Schedules are pending and have not been abandoned and have been and continue to be timely prosecuted. All registered Patents listed in Section 4.06(a) of the Disclosure Schedules have been duly registered or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated therein, all related necessary affidavits of continuing use have been timely filed, and all related necessary renewal and maintenance fees and documents have been timely paid and submitted to continue all such rights in effect. None of the issued Product Intellectual Property Registrations listed on Section 4.06(a) of the Disclosure Schedules have been declared invalid, in whole or in part, by any Governmental Entity.

(c)            Sellers exclusively own or possess all legal rights to all Purchased IP without any conflict with the rights of other Persons. No Seller is bound by any outstanding judgment, injunction, order or decree related to the use of the Purchased IP, or restricting the use of or the licensing thereof to any Person.

(d)            The Sellers own, have a valid license to use, or otherwise have valid and legally enforceable rights to use all rights necessary for the Development and Exploitation of the Compound or any Product as currently conducted. To the Knowledge of the Sellers, the Development or Exploitation of the Compound or any Product (i) does not violate any license, (ii) does not infringe, misappropriate or otherwise violate any Intellectual Property rights Controlled by any Third Party, and (iii) does not misappropriate any confidential information or trade secrets Controlled by any Third Party. Neither Seller has received any written charge, complaint, claim, demand, or notice alleging that Development or Exploitation of the Compound or any Product, or any of the Purchased IP infringes, misappropriates or violates such Third Party’s Intellectual Property rights. To the Knowledge of the Sellers, no Third Party is infringing, misappropriating or otherwise violating any Purchased IP or either Seller’s rights therein or thereto. The Sellers have not brought any Action alleging any infringement, misappropriation, or other violation of any Purchased IP against any Third Party.

(e)            The Sellers have taken commercially reasonable and industry-standard measures to protect, maintain, and safeguard all confidential information of the Sellers and all Product Know-How and other trade secrets relating to the Compound or any Product. To the Knowledge of the Sellers, no confidential information, Product Know-How, or trade secrets relating to the Compound or any Product of either Seller have been disclosed to any Third Party, except pursuant to appropriate written confidentiality agreements. To the Knowledge of the Sellers, no employee or consultant of the Sellers has misappropriated, or has been alleged to misappropriate, the Product Know-How or trade secrets relating to the Compound or any Product of any other Person or either Seller.

(f)             Other than with respect to commercially available software products under standard end-user object code license agreements and except as set forth on Section 4.06(f) of the Disclosure Schedules, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Purchased IP, nor is either Seller bound by or a party to any Contracts of any kind with respect to the Patents, trademarks, service marks, trade names, copyrights, industrial designs, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(g)            In the past three years, there has been no unauthorized access, use, intrusion, data breaches, ransom-ware, cybercrime or cyberterrorism (including by a nation-state or nation state-sponsored threat actor), breach of security, or material failure, breakdown, performance reduction, or other adverse event affecting any Computer Systems, that has caused or could reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Computer Systems; (ii) material loss, destruction, damage, or harm of or to either Seller or its operations, personnel, property, or other assets; or (iii) material Liability of any kind to either Seller. Each Seller has taken all reasonable actions, consistent with applicable industry best practices, to protect the integrity and security of the Computer Systems and the data and other information stored or processed thereon. Each Seller (y) maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities; and (z) tests such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing.

(h)            No current or former employee, contractor, or consultant of either Seller of any of their Affiliates owns any rights in or to any Purchased IP. Except as set forth on Section 4.06(h) of the Disclosure Schedules, each current and former employee, consultant and contractor of each Seller has assigned to such Seller all Intellectual Property rights he or she owns that are related to the Purchased IP that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with such Seller that (i) relate, at the time of conception, reduction to practice, development, or making of such Intellectual Property rights, (ii) were developed on any amount of such Seller’s time or with the use of any of such Seller’s equipment, supplies, facilities or information or (iii) resulted from the performance of services for such Seller. All moral rights in all Purchased IP owned or purported to be owned by either Seller have been waived. Each inventor named on the Product Intellectual Property Registrations listed on Section 4.06(a) of the Disclosure Schedules has executed a valid and enforceable agreement assigning their entire right, title and interest in and to such Product Intellectual Property Registration, and the inventions disclosed therein, to the Sellers. To the Knowledge of the Sellers, no such inventor has any contractual obligation that precludes any such assignment or otherwise conflict with the obligations of such inventor under such agreement with the Sellers.

(i)             No Person who was involved in, or who contributed to, the creation or development of any Purchased IP, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect the applicable Seller’s rights in the Purchased IP. To the extent applicable, the Sellers are in full compliance with the reporting of inventions, patent filing requirements, and all other obligations under the Bayh-Dole Act.

(j)             All Products made, used, or sold under any Patent of either Seller have been marked with the proper patent notice and other applicable Intellectual Property markings and notices.

(k)            The execution of this Agreement by the Sellers does not conflict with, or result in any violation or breach of, or default under, or give rise to a right of, or result in termination, cancellation or acceleration of any obligations or to the loss of a benefit under, the Whitehead License or result in the creation of any Encumbrance in or upon any Purchased IP.

Section 4.07 Legal Proceedings. Except as set forth on Section 4.07 of the Disclosure Schedules, there is no Action of any nature pending, nor has there been any Action pending in the last three (3) years prior to the date hereof, or, to the Knowledge of the Sellers, threatened against or by any Seller (a) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred, nor circumstances exist, that would reasonably be expected to give rise to, or serve as a basis for, any such Action. Section 4.07 of the Disclosure Schedules lists each Action that either Seller has threatened in writing against any other Person in the last three (3) years prior to the date of this Agreement.

Section 4.08 Governmental Orders. Except as set forth on Section 4.08 of the Disclosure Schedules, as of the date of this Agreement, neither Seller is subject to or in violation of any material outstanding writ, order, judgment, injunction or decree of any Governmental Authority.

Section 4.09 Legal Compliance. Sellers are in compliance in all material respects with all Laws applicable to the ownership, use, operation, or Development of the Purchased Assets. No Seller has received any written notification from any Governmental Authority that there is an Action pending by such Governmental Authorities or alleging a violation of any Law.

Section 4.10 Permits. Section 4.10 of the Disclosure Schedules lists all Permits included in the Purchased Assets (the “Transferred Permits”), including the names of the Permits and their respective dates of issuance and expiration. The Transferred Permits are all of the Permits required by the FDA or any other comparable Governmental Authority that is responsible for the oversight and enforcement of Healthcare Laws at the current stage of development for the Compound and any Products, including to permit any Manufacturing, labeling, storing, testing, research and Development of each Product as currently conducted. Sellers have delivered true and correct copies of the Transferred Permits to Buyer. The Transferred Permits are valid and in full force and effect, and neither Seller is in default with respect to any Transferred Permit. All fees and charges with respect to such Transferred Permits as of the date hereof have been paid in full. To the Knowledge of the Sellers, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, non-renewal, modification, lapse, restriction, or limitation of any Transferred Permit. The transactions contemplated hereby will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to either Seller by, any Transferred Permit.

Section 4.11 Privacy Matters.

(a)            The Sellers have complied in all material respects with all applicable Privacy Requirements. The Sellers have taken the measures required by Privacy Requirements designed to protect Personal Information collected by the Sellers against any material loss, damage, unauthorized access, use, modification, and/or disclosure. Each Seller is and has been in material compliance with all Laws relating to data loss, theft and breach of security notification obligations. To the Knowledge of the Sellers, there has been no material loss, damage, or unauthorized access to Personal Information owned or collected by the Sellers that has given rise to a duty to notify any data subject or Governmental Authority. To the Knowledge of the Sellers, no Person has provided any written notice, made any written claim, or commenced any Action with respect to loss, damage, or unauthorized access and/or use of any Personal Information collected by the Sellers.

(b)            The Sellers have taken commercially reasonable precautions designed to cause all Computer Systems to be free from any material defect, known bug, virus or programming, design or documentation error or corruption. All Computer Systems and all software licensed by a Person to the Sellers and currently used by the Sellers, in each case can be replaced with commercially available, off-the-shelf replacements in the event such Computer Systems or software, as applicable, becomes unavailable or is no longer supported by the licensor.

(c)            Each Seller has in place policies necessary to protect the privacy and security of Personal Information, including policies and procedures in compliance with all Privacy Requirements, reasonably intended to respond to complaints received alleging violation of applicable privacy or security standards and to identify and report all breaches of Personal Information in accordance with the relevant Seller’s legal and contractual obligations and have performed a thorough assessment of the potential risks and vulnerabilities to the confidentiality, integrity, and availability of electronic Personal Information held by such Seller.

(d)            No action has been asserted or, to the Knowledge of the Sellers, threatened in a formal notice or commenced against either Seller alleging non-compliance with HIPAA, a data security violation, or a violation of any Person’s privacy, personal information, or data rights.

(e)            Neither Seller is subject to any contractual requirements, privacy policies or other legal obligations that, following Closing, would prohibit Buyer from receiving and using any Personal Information included in the Purchased Assets, other than those requirements imposed by Law or published guidance from a Governmental Authority. None of the Purchased Assets consist of a database that is subject to a registration or notification requirement with any Governmental Authority.

Section 4.12 FDA and Regulatory Matters.

(a)            The research, Development, Manufacture, marketing, promotion, offering for sale, sale, importation, use or intended use or other disposal of any Purchased Asset by the Sellers or by any third party on behalf of the Sellers (other than Buyer) has, and has been at all times, in compliance with all applicable Healthcare Laws. The Products that are part of the Purchased Assets are, and have, been Manufactured, researched and Developed by the Sellers or by any third party on behalf of the Sellers (other than Buyer), in compliance with all applicable Healthcare Laws.

(b)            Sellers have delivered to Buyer true and correct copies or originals of (i) all Permits, certifications, orders, clearances, or exemptions, granted or pending with the FDA or any other Governmental Authority to research, Develop, or market any Product; (ii) each clinical trial protocol submitted by either Seller to the FDA or any other Governmental Authority; (iii) all other filings or submissions made by either Seller pursuant to the FDCA; and (iv) any material correspondence between either Seller and the FDA or any other Governmental Authority concerning either Seller or a Product.

(c)            Neither Seller has received any written notice, or to the Knowledge of the Sellers, any oral notification, that the FDA or any other Governmental Authority responsible for oversight or enforcement of any Healthcare Law, or any institutional review board (or similar body responsible for oversight of human subjects research) or institutional animal care and use committees (or similar body responsible for oversight of animal research), has initiated, or threatened to initiate, any Action to restrict or suspend, nonclinical research on or clinical study of any Product, or to recall, suspend or otherwise restrict the Manufacture of any Product, or in which the Governmental Authority alleges or asserts a failure to comply, with applicable Healthcare Laws.

(d)            There are no Actions pending or, to the Knowledge of either Seller, threatened in writing, with respect to any alleged violation by Sellers, or, to the Knowledge of the Sellers, of any of their respective subcontractors, partners, or collaborations (other than Buyer), of the FDCA or any other Healthcare Law, and neither Seller nor, to the Knowledge of the Sellers, any of their respective subcontractors, partners or collaborators, is party to or subject to, nor is any Product subject to, any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar Contracts with or imposed by any Governmental Authority related to any Healthcare Law, and no such Contract is currently pending, or, or to the Knowledge of the Sellers, threatened. Neither Seller is a defendant nor named party in any unsealed qui tam or False Claims Act litigation.

(e)            Neither Seller, nor to the Knowledge of the Sellers, any Person engaged by either Seller for contract research or contract Manufacturing of any Product, nor any partners or collaborators of either Seller with respect to any Product has made an untrue statement of a material fact or a fraudulent statement to the FDA or any Governmental Authority responsible for enforcement or oversight with respect to Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or other such Governmental Authority that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Authority to invoke a similar policy.

(f)             Neither Seller nor any of their respective current or former members, officers, partners, or employees, nor to Knowledge of the Sellers, their respective contractors or agents who have provided services relating to any Purchased Asset have been or are currently suspended, excluded or debarred from any federal contracting or healthcare programs, or threatened in writing, or to the Knowledge of the Sellers, orally, with or currently subject to an investigation or proceeding that could result in suspension, exclusion or debarment under state or federal statutes or regulations, or assessed or threatened with assessment of civil monetary penalties. Neither Seller nor any of their respective current or former stockholders, members, officers, partners, employees, nor to the Knowledge of the Sellers, the respective contractors or agents who have provided services relating to any Purchased Asset have been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (i) disqualification or debarment under 21 U.S.C. Sections 335 or any similar law, rule or regulation of any other Governmental Authority, or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Authority.

(g)            All pre-clinical studies and clinical trials conducted by or on behalf of a Seller (other than by Buyer) with respect to any Product by or at the direction of either Seller (other than by Buyer) have been conducted in material compliance with all Healthcare Laws, as applicable, including 21 C.F.R. Parts 11, 50, 54, 56, 58 and 312 and comparable foreign Laws and all applicable Laws governing the privacy of patient medical records and other personal information and data. Neither Seller has received any notifications or other communications from any institutional review board, ethics committee, safety monitoring committee or Governmental Authority raising any issues in any jurisdiction requiring the termination or suspension or investigation of any clinical studies relating to the Purchased Assets conducted by, or on behalf of, either Seller, or in which either Seller has participated and, to the Knowledge of the Sellers, no such action has been threatened in writing, or to the Knowledge of the Sellers, orally. Complete and correct copies of all material Regulatory and Clinical Materials, including scientific and clinical data of either Seller with respect to all Products, have been made available to Buyer. Such Regulatory and Clinical Materials are complete and correct in all material respects and have been maintained in compliance by the Sellers or on the behalf of the Sellers (other than by Buyer) with all applicable formal filing and maintenance requirements. Sellers have made available to Buyer complete and correct copies of all serious adverse event reports, periodic adverse event reports, non-clinical expedited safety reports, and all other material Governmental Authority communications, documents and other material information submitted by either Seller to or received by either Seller from any Governmental Authority, including inspection reports, warning letters and similar documents, relating to the Sellers or any Purchased Asset.

(h)            [Reserved].

(i)             [Reserved].

(j)             Each Seller owns or has the right to use and access (including the right to make copies of) all material information and data generated in all development activities and all nonclinical, toxicology and other studies, and clinical studies and trials (together with data sets associated with such studies) with respect to the Products, in each case, undertaken by or on behalf of such Seller.

(k)            Since the onset of Development of any Product by or on behalf of a Seller until the effective date of the Development Agreement, there has not been: (i) any suspension, rejection, or refusal of any regulatory application, filing, authorization or approval relating to any Products; (ii) any clinical hold, suspension, material adverse modification, or termination of any current preclinical or clinical study, trial or test with respect to any Products; (iii) any adverse safety findings limiting further development of any Products, or announcements of any of the foregoing; (iv) any production or supply chain disruption materially affecting the research, testing, development or manufacture of any Products; (v) any public statements, decisions or other pronouncements made, published or proposed by professional medical organizations, Governmental Authorities or representatives of any of the foregoing, or any panel or advisory body empowered or appointed thereby, directly relating to any Products; (vi) any increased incidence or severity of any previously identified side effects (including toxicity) or reports of new side effects, with respect to any Products; (vii) any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any Products; or (viii) the expiry, finding of invalidity or unenforceability or loss of exclusivity with respect to any Patent, or the abandonment or lapse of any Patent application, or the final refusal by any patent office of any Patent application, in all cases owned or licensed by either Seller relating to any Purchased Asset.

Section 4.13 No Brokers. Neither Seller has employed any broker or finder that would result in the obligation of either Seller or Buyer to pay any finder’s fees, brokerage or agent’s commissions in connection with the transactions contemplated by this Agreement.

Section 4.14 [Reserved].

Section 4.15 Full Disclosure. No representation or warranty by the Sellers in this Agreement and no statement contained in the Disclosure Schedules to this Agreement, any Transaction Document, or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Section 4.16 No Other Representations and Warranties. Except as expressly set forth in this Agreement and the other Transaction Documents, none of any of the Sellers or any representative or advisor of the Sellers, or any of the Sellers’ employees, officers, directors, agents or securityholders (the “Seller Parties”), has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Sellers, including any representation or warranty as to the accuracy or completeness of any information regarding the Sellers furnished or made available to Buyer and its Affiliates or representatives or as to the future revenue, profitability or success of the Purchased Assets, or any representation or warranty arising from statute or otherwise in law, and all such other representations and warranties are hereby expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedules, Buyer represents and warrants to Sellers that the statements contained in this ARTICLE V are true and correct as of the date hereof. The Disclosure Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE V. The disclosures in any section or subsection of the Disclosure Schedules corresponding to any section or subsection of this ARTICLE V shall qualify the representations and warranties made in such section or subsection and other sections and subsections in this ARTICLE V if indicated by cross-references to such other sections and subsections or if the applicability of such disclosure to any other applicable representation or warranty is readily apparent from the text of such disclosure.

Section 5.01 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.02 Authority of Buyer. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Sellers) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each other Transaction Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 5.03 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or by-laws of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice or obtain consent would not have a Material Adverse Effect on Buyer’s ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby except where the failure to make or obtain such consents, approvals, Permits, Governmental Orders, declarations, filings, or notices would not have a Material Adverse Effect on Buyer’s ability to consummate the transactions contemplated hereby and thereby.

Section 5.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

Section 5.05 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any of its Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.06 Investigation; No Reliance. Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Sellers, the Purchased Assets and the transactions contemplated by this Agreement and any other assets, rights or obligations to be transferred hereunder or pursuant hereto. Except for the specific representations and warranties expressly made by the Sellers in ARTICLE IV or in any Transaction Document, (i) Buyer acknowledges and agrees that the Sellers and the Seller Parties are not making and have not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Purchased Assets or any of the Sellers’ or their Affiliates respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including any representation or warranty as to the accuracy or completeness of any information regarding the Sellers furnished or made available to Buyer and its Affiliates or representatives or as to the future revenue, profitability or success of the Purchased Assets, or any representation or warranty arising from statute or otherwise in law; and (ii) Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any person. Notwithstanding the foregoing, nothing in this Section 5.06 shall limit or preclude any claims, rights, Actions or remedies of Buyer in respect of Fraud, and to set off any Milestone Payments Offset Amounts in respect of Losses.

ARTICLE VI
COVENANTS

Section 6.01 Books and Records. In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of 2 years following the Closing, Sellers shall: (i) retain copies of its records which relate to the Purchased Assets for periods prior to the Closing; and (ii) upon reasonable notice, afford the Buyer and its Business Representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such records.

Section 6.02 Public Announcements. Except as otherwise expressly set forth in this Section 6.02, no Party shall issue any press release or other public communications relating to the terms of this Agreement or the transactions contemplated by this Agreement or use the names of the other Parties directly or indirectly in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other Parties. Notwithstanding the foregoing, after the Closing, the Buyer may make such disclosures regarding this Agreement and the transactions contemplated by this Agreement in its filings with the Securities and Exchange Commission, including the filing of this Agreement, as it determines in its sole discretion to be necessary or desirable.

Section 6.03 Confidentiality. From and after the Closing, Sellers shall, and shall cause their Affiliates to, hold, and shall use their commercially reasonable efforts to cause their respective Business Representatives to hold, in confidence any and all information, whether written or oral, concerning the Purchased Assets, a Milestone Report, and the negotiation, drafting and contents of the Transaction Documents, except to the extent that such information (a) is generally available to and known by the public through no fault of such Sellers, any of their Affiliates or their respective Business Representatives; or (b) is lawfully acquired by such Sellers, any of their Affiliates or their respective Business Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Sellers or any of their Affiliates or their respective Business Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Sellers shall promptly notify Buyer in writing and shall disclose only that portion of such information which Sellers are advised by counsel in writing is legally required to be disclosed; provided, however, that such Sellers shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information (at Buyer’s expense).

Section 6.04 Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

Section 6.05 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due.

Section 6.06 Further Assurances. Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents. Sellers will provide Buyer with a reasonable amount of transitional business assistance after the Closing to facilitate the transfer of the Purchased Assets; provided, that if Sellers will incur any third-party expense to comply with this Section 6.06, Buyer will advance the amount of any expense incurred by Sellers, which amount shall become an Offset Amount and Buyer may offset the same against any future Milestone Payments payable by Buyer under this Agreement.

Section 6.07 Non-Competition; Non-Solicitation.

(a)            For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), Sellers shall not, and shall cause each of ***, ***, and *** (collectively, the “Restricted Parties”) not to, directly or indirectly, (i) engage in or assist any Person in engaging in the Restricted Business anywhere in the world; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the of the Sellers relating to the Purchased Assets (including any existing or former client or customer of Sellers and any Person that becomes a client or customer of the Sellers in respect of the Purchased Assets after the Closing), or any other Person who has a material business relationship with the Sellers in respect of the Purchased Assets, to terminate or modify any such actual or prospective relationship. Notwithstanding the foregoing, Sellers may own, directly or indirectly, solely as an investment, securities of any Person engaged in a Restricted Business that is traded on any national securities exchange if Sellers are not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person. Notwithstanding the foregoing, nothing contained in this Section 6.07 shall in any manner restrict or apply to any equityholder, officer, director, manager, employee, or contractor of the Sellers (for the avoidance of doubt, other than the Restricted Parties or Navitor Parent in its capacity as an equityholder of Navitor).

(b)            Sellers acknowledge that a breach or threatened breach of this Section 6.07 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Sellers of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c)            Sellers acknowledge that the restrictions contained in this Section 6.07 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.07 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 6.07 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.08 Whitehead Letter. In connection with the transactions contemplated by this Agreement, Sellers shall procure from Whitehead an acknowledgement and estoppel letter, substantially in the form of Exhibit E (the “Whitehead Letter”). For the avoidance of doubt, nothing in this Section 6.08 shall obligate the Buyer to take any action or pay any sum pursuant to the Whitehead License and Buyer shall have no liability to the Sellers with respect to any action or omission of Buyer with respect to the Whitehead License.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, that the representations and warranties in (i) Section 4.01, Section 4.02, Section 4.03(a), Section 4.04, Section 4.06, Section 4.13, Section 5.01, Section 5.02, and Section 5.04 shall survive indefinitely, and (ii) Section 4.11 and Section 4.12 shall survive for six years. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 7.02 Indemnification By Sellers. Subject to the other terms and conditions of this ARTICLE VII, from and after Closing, Sellers shall, jointly and severally, indemnify Buyer against, and shall hold Buyer and its Affiliates, successors and assigns (collectively, “Buyer Indemnitees”) harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnitee based upon, arising out of, with respect to or by reason of:

(a)            any inaccuracy in or breach of any of the representations or warranties of either Seller or both Sellers contained in this Agreement, the Transaction Documents, or in any certificate or instrument delivered by or on behalf of Sellers pursuant to this Agreement;

(b)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by either Seller or both Sellers pursuant to this Agreement or the Transaction Documents or any certificate or instrument delivered by or on behalf of the Sellers pursuant to this Agreement;

(c)            Fraud by any Seller;

(d)            any Excluded Asset or any Excluded Liability;

(e)            any claim made by any stockholder or member of any Seller against any Buyer Indemnitee directly or indirectly related to this Agreement or the Transaction Documents and consummation of the transactions contemplated hereby or thereby (other than claims made to enforce rights under this Agreement or the Transaction Documents);

(f)             the ownership, Development, or use of the Purchased Assets on or prior to the Closing Date; or

(g)            any claim made by Whitehead, Howard Hughes Medical Institute or any of their respective current and former trustees, officers, employees, and agents for indemnification pursuant to the Whitehead Letter or the Whitehead License (other than claims arising out of the personal injury, death, or property damage resulting from the development, manufacture, packaging, labeling, distribution, sale, or use of any Product offered by Buyer on or after the Closing Date).

Section 7.03 Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VII, from and after Closing, Buyer shall indemnify Sellers and their respective Affiliates, successors, and permitted assigns (collectively, “Seller Indemnitees”) against, and shall hold Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Seller Indemnitee based upon, arising out of, with respect to or by reason of:

(a)            any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, the Transaction Documents, or in any certificate or instrument delivered by or on behalf of the Buyer pursuant to this Agreement;

(b)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Buyer pursuant to this Agreement or the Transaction Documents or any certificate or instrument delivered by or on behalf of the Buyer pursuant to this Agreement;

(c)            any Assumed Liability;

(d)            Fraud by Buyer; or

(e)            the ownership, Development, or use of the Purchased Assets after the Closing Date.

Section 7.04 Certain Limitations. The Party making a claim under this ARTICLE VII is referred to as the “Indemnified Party”, and the Party against whom such claims are asserted under this ARTICLE VII is referred to as the “Indemnifying Party”. The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)            The aggregate amount of all Losses for which the Indemnifying Party shall be liable pursuant to Section 7.02 or Section 7.03, as the case may be, shall not exceed the Purchase Price paid (or due and payable) pursuant to this Agreement.

(b)            Notwithstanding the foregoing, the limitations set forth in Section 7.04(a) shall not apply to Losses based upon, arising out of, with respect to or by reason of Fraud against the party that committed such Fraud.

(c)            For purposes of this ARTICLE VII, (including for purposes of determining the existence of any inaccuracy in, or breach of, any representation or warranty and for calculating the amount of any Loss with respect thereto), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 7.05 Indemnification Procedures.

(a)            If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a Party to this Agreement or a Business Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise disadvantaged by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section  7.05(a), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.05(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section  6.03) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending Party, management employees of the non-defending Party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)            Notwithstanding any other provision of this Agreement, neither the Indemnifying Party nor the Indemnified Party, as the case may be, shall enter into settlement of any Third-Party Claim without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 7.05(b). If the Indemnifying Party has assumed the defense pursuant to Section  7.05(a) and a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon such terms. If the Indemnified Party is maintaining the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)            Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise disadvantaged by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 7.06 Payments; Deductions. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that with respect to Losses pursuant to this ARTICLE VII Buyer may (a) deduct any Losses for which any Buyer Indemnitee is entitled to be indemnified under this Agreement against any Milestone Payment not yet paid to the Sellers (the “Offset Amount”), (b) recover against any Milestone Payments previously made, or (c) receive any insurance proceeds received, realized, or recovered by or on behalf of any Seller in respect of any Loss, for which Sellers shall be obligated to use commercially reasonable efforts to seek to recover from any insurance policies the Sellers may have to the extent covered by such policies (provided that Sellers shall not be obligated to litigate with any insurance providers; provided further that Buyer shall have the right, but not the obligation, to pursue, in Sellers’ name or otherwise, any claims against such insurance providers, and Sellers shall cooperate (at the cost and expense of Buyer) with Buyer in such efforts).

Section 7.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.08 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, as the case may be.

Section 7.09 Exclusive Remedies. Subject to Section 8.12, the Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud against the party that committed such Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement or the transactions contemplated hereby, shall be pursuant to the indemnification provisions set forth in this ARTICLE VII. In furtherance of the foregoing, except with respect to Section 8.12, each Party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the Transaction Documents it may have against the other Parties and their Affiliates and each of their respective Business Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this ARTICLE VII. Nothing in this Section 7.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.12.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Expenses. Except as otherwise expressly provided herein (including Section 6.05 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

Section 8.02 Notices. Any notices, demands and communications to a Party hereunder shall be in writing an shall be deemed to have been duly given and received (a) if delivered personally, as of the date received, (b) if delivered by certified mail /return receipt requested, three (3) Business Days after being mailed, (c) if delivered by a nationally recognized overnight delivery service, two (2) Business Days after being entrusted to such delivery service, or (d) if sent via electronic mail, as of the date received, to such Party at its address set forth below (or such other address as it may from time to time designate in writing to the other Parties):

If to Buyer:

Supernus Pharmaceuticals, Inc.

Attention: CEO

9715 Key West Avenue

Rockville, MD 20850

Email: *** with a copy (which shall not constitute notice) to:

Saul Ewing LLP

1919 Pennsylvania Avenue NW, Suite 550

Washington, DC 20006-3434

Attention: Mark A. Gruhin

Email: ***

If to Sellers:

Navitor Pharmaceuticals, Inc.
Attention: Thomas E. Hughes, PhD
6 Liberty Square, PMB #***
Boston, MA 02109

Email: ***

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Attention: Kathleen Kean; Danielle Lauzon

100 Northern Avenue

Boston, MA 02210

***; ***

Section 8.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation;” (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 8.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.06 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter, including, without limitation, that certain Development and Option Agreement, dated April 21, 2020, by and between Navitor and Buyer, that certain Binding Memorandum of Understanding, dated May 5, 2025, by and between Navitor and Buyer, and Letter of Intent, dated May 1, 2024. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits, Schedules and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 8.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Subject to Section 2.04, no Party may assign its rights or obligations hereunder without the prior written consent of the other Parties, except that Buyer may make such an assignment (by merger or otherwise) without Sellers’ consent to (i) any Affiliate of Buyer, or (ii) any Third Party successor-in-interest or purchaser of all or substantially all of the business or assets of Buyer. The rights and obligations of the Parties under this Agreement will inure to the benefit of and be binding upon its respective successors and permitted assigns of the assigning Party, whether so expressed or not. No assignment shall relieve the assigning Party of any of its obligations hereunder. Notwithstanding the foregoing, following the Closing, Navitor may dissolve or merge with and into Navitor Parent or enter into any similar arrangement or transaction, provided that Navitor Parent shall remain liable for the obligations of Navitor under this Agreement.

Section 8.08 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 8.10 Governing Law; Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles. Any proceeding arising out of or relating to this Agreement shall be brought exclusively in the state and federal courts located in the State of Delaware. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to jurisdiction, to venue or to convenience of forum. Each of the Parties (a) shall submit itself to the personal jurisdiction of the state and federal courts located in the State of Delaware in the event any dispute arises out of this Agreement, (b) will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) except as set forth below, shall not bring any action relating to this Agreement in any court other than the state or federal courts within the State of Delaware, as described above. Each of the Parties agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in this Agreement shall, be effective service of process for any suit or proceeding in connection with this Agreement.

Section 8.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.12 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 8.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BUYER:

Supernus Pharmaceuticals, Inc.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President, Chief Executive Officer and Secretary

SELLERS:

Navitor Pharmaceuticals, LLC

By:	/s/ Thomas E. Hughes, PhD
Name:	Thomas E. Hughes, PhD
Title:	Chief Executive Officer

Navitor Pharmaceuticals, Inc.

By:	/s/ Thomas E. Hughes, PhD
Name:	Thomas E. Hughes, PhD
Title:	Chief Executive Officer

Signature Page to Asset Purchase Agreement